August 25, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (250) 991-9316

Daniel B. O`Brien
President and Chief Executive Officer
Flexible Solutions International, Inc.
615 Discovery Street
Victoria, British Columbia
V8T 5G4, Canada


Re: 	Flexible Solutions International, Inc.
	Response to Correspondence Dated August 11, 2005,
Relating to Amendment No. 1 to Registration Statement on Form S-3
Filed June 27, 2005
	File No. 333-124751
	Form 10-KSB for Fiscal Year Ended December 31, 2004
	Form 10-QSB for Fiscal Quarter Ended March 31, 2005
	File No. 1-31540


Dear Mr. O`Brien:

      We have reviewed your filings and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Correspondence Dated August 11, 2005
General

1. We note your response to comment 1 of our July 12, 2005 letter. Given the guidance of Rule 11-01(d) of Regulation S-X, it remains unclear how you determined you did not acquire a business. Specifically, we note the following:
* Prior to the acquisition, Donlar was engaged in the development, manufacture and marketing of biopolymers. You acquired, through auction, substantially all of the assets of Donlar. Prior to the acquisition of these assets in June 2004, you were not involved in the businesses in which Donlar was engaged. Only after the acquisition did you begin to develop and market your own TPA biopolymer products. The polymer segment was formed after the acquisition of certain assets of Donlar Corporation in June 2004;
* The primary reason for the acquisition was that the processes and equipment used to market your products were substantially the same.
Your secondary intention was to rebuild the business of Donlar, now as Nanochem, and return the business to profitable operations and cash flow;
* In the acquisition, you acquired 52 U.S. and 139 international patents and a 58,700 square-foot manufacturing plant;
* You re-hired 9 of the 16 individuals employed by Donlar at the time of acquisition, of which 1 employee is a salesman involved in the sales of biopolymers; and
* You acquired all of Donlar`s trade names in connection with the business as well as other patents and intangible assets.

Please provide the financial statements for the business acquired pursuant to Item 310(c) of Regulation S-B and corresponding pro forma financial information required pursuant to Item 310(d) of Regulation
S-B. Please also file a Form 8-K with the required information. In addition, you will need to amend this Form S-3 to a form on which you are eligible to register.


Form 10-KSB for the year ended December 31, 2004
Note 1.  Basis of Presentation, page 23

2. We note your response to comment 7 of our July 12, 2005 letter. Please provide the disclosures required by paragraphs 51, 54, and
55
of SFAS 141 as previously requested.

Note 7.  Investments, page 28

3. We note your response to comment 9 of our July 12, 2005 letter. In your Form 8-K filed on June 18, 2003, you state that you have the option to buy 20% of Tatko any time until June 1, 2008 upon payment of a nominal fee of $1. In determining the appropriate accounting for this option, tell us what considerations were given to the guidance provided by EITF 02-14.

Note 11.  Stock Options, page 31

4. We note your response to comment 11 of our July 12, 2005 letter.
We remind you that Issue 1 of EITF 96-18 states that you should measure the fair value of equity instruments using the stock price and other measurement assumptions as of the earlier of either the performance commitment date or the date at which the counterparty`s performance is complete. Given that you determined that you had not reached a performance commitment date due to the lack of sufficiently large disincentives for nonperformance, as you noted it would appear that the measurement date would not occur until the counterparty`s performance was complete. As you also noted it appears that performance would not be complete until the end of the eighteen month period; however, it appears that you used a measurement date prior to this date. Please clarify what measurement date you used, and help us understand how you determined this was the appropriate date to use based on the guidance of EITF 96-18.

5. Paragraph 6 of EITF 00-18 states that the grantor should recognize fully vested, exercisable, nonforfeitable equity instruments when they are issued (in most cases, when the agreement is entered into).
Given that the options you issued were forfeitable, it remains unclear how you determined it was appropriate to immediately expense the entire amount when you entered into the agreement. Please advise.

6. Given the guidance of EITF 01-9, tell us how you determined it was appropriate to classify the amount recorded related to these options as an operating expense instead of as a reduction of revenue.
Refer
to Example 1 of Exhibit 01-9D.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



















      You may contact Marie Trimeloni, Staff Accountant, at (202) 551-3734 or Nudrat Salik, Senior Staff Accountant, at (202) 551-3692
if you have questions regarding comments on the financial
statements
and related matters.  Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or Chris Edwards, Special Counsel, at (202) 551-
3742
with any other questions.  Alternatively, you may contact me at
(202)
551-3760.


Sincerely,



Pamela A. Long
Assistant Director



cc:	Andrew B. Serwin, Esq. (via facsimile 619/234-3510)
      Foley & Lardner LLP
      402 W. Broadway, Suite 2300
      San Diego, California 92101-3542

Paul A. Stewart, Esq. (via facsimile 415/434-4507)
      Foley & Lardner LLP
      One Maritime Plaza, Sixth Floor
      San Francisco, California 94111-3409

      Deepak Nanda, Esq. (via facsimile 310/557-8475)
      Foley & Lardner LLP
      2029 Century Park East, Suite 3500
      Los Angeles, California 90067
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Daniel B. O'Brien
Flexible Solutions International, Inc.
August 25, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE